UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings Release dated May 7, 2020.

2.	Material Fact and Notice to Shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 7, 2020, regarding a private capital increase and update of guidance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 11, 2020

Item 1

Earnings Release dated May 7, 2020.

São Paulo, May 7, 2020.

Q1-201: Revenue growth even with Covid-19, strong digital ramp-up

Avon integration acceleration, synergies raised by an additional US$100 million

Strengthened balance sheet with fresh capital increase led by Natura controlling shareholders

• Consolidated net revenue growth: R$7.5 billion in Q1, up 1.9%, or -6.2% at constant currency (“CC”), driven by strong growth at Natura in Brazil and Hispanic Latam and Aesop, as well as an increase in digital sales across all brands. Group e-commerce accelerated significantly since mid-March.

•	Natura &Co Latam: With the addition of Avon, Natura &Co became the number 1 CFT[2] company in Latin America, with 11.8% market share (source: Euromonitor). Net revenue rose by +2.4% in BRL (-1.3% at CC). Natura’s net revenue increased by 14.9% in BRL (+12.4% at CC), supported by strong sales growth in Brazil (+9.8%), where productivity per consultant grew for the 14th consecutive quarter by +7.6%, and Hispanic Latam (+25.8%, or +19.7% at CC) despite Covid-19 impacts toward the end of the quarter, attesting to the resilience of the direct sales channel and fast adoption of existing and new digital social selling tools. Avon’s net revenue declined 7.1% in BRL, or -11.9% at CC, on a reduction in Representatives across all markets in Latin America and a Covid-19 impact later in the quarter, partially offset by an improved price/mix combination. Brazil declined 4.3%, half the rate of Q4-19 (-8.3%), showing significant sequential improvement largely on a higher price/mix, while Hispanic Latam declined 8.9% (-16.8% at CC).

•	Avon International: Net revenue declined 2.4% in BRL in Q1 (-15.0% at CC), on a reduction in Representatives and a Covid-19 impact later in the quarter, partially offset by an improved price/mix combination across most markets. Adoption of social selling tools by Representatives also accelerated, as they were equipped with new digital capabilities, such as the instant messaging digital brochure, including new order-management features, and direct-to-consumer shipping in 25 markets.

•	The Body Shop: Net revenue increased 2.6% in BRL in Q1 (-10.5% at CC). Covid-19 lockdown restrictions impacted retail performance in February and March across all markets, offsetting January’s solid growth. Strong shift of consumers to e-commerce, which grew almost 300% over the last few weeks, coupled with a 61.0% growth in At-Home (direct sales) in the quarter, partially offsetting lost retail sales.

•	Aesop: Strong double-digit net revenue growth of 26.6% in BRL in Q1 (+10.5% at CC), with retail growth despite the gradual lockdown in most markets. This was partially offset by strong acceleration in e-commerce sales, which has grown over 500% over the last couple of weeks.

• Strong acceleration in digital social selling and e-commerce since lockdown restrictions:  Total group e-commerce sales grew nearly 250% in recent weeks vs prior year. At the Body Shop, growth was 300% and at Aesop, growth was over 500%. At Natura and Avon combined, e-commerce grew 150%, fueled by growth in consultants sharing their online stores. At Avon International, Representatives increased adoption of digital assets from a low single digit in 2019 to over 37% in recent weeks. Sales via Representatives sharing e-brochures grew 85% at Avon globally in recent weeks, and in the UK it was up five-fold versus last year. At Natura, over 90% of consultants already use digital assets while content sharing grew by 64% and the number of orders doubled in the 700,000+ online consultant stores.

• Adjusted3 EBITDA reached R$571.5 million, with adjusted margin of 7.6%, excluding non-recurring Avon-related acquisition costs of R$298.3 million, and a non-cash, non-recurring purchase price allocation (“PPA") effect of R$102.9 million resulting from the fair market value assessment of Avon. Reported EBITDA was R$145.3 million.

•	Natura &Co Latam’s adjusted EBITDA margin was 6.9% (+50 bps), supported by higher margin at both Natura Brazil and Hispanic Latam, driven by higher sales and operational leverage, while Avon had lower sales in Brazil and more significantly in Hispanic Latam

•	Avon International’s adjusted EBITDA margin stood at 4.8% (-760 bps), due to lower revenue from strong negative Covid-19 impacts in March. In January and February, EBITDA margin was higher than same period last year.

•	The Body Shop’s adjusted EBITDA margin was 15.0% (-460 bps), due to lower revenue from Covid-19-related store closures in most markets, mainly in March. In January and February, EBITDA margin was higher than same period last year.

•	Aesop’s EBITDA margin reached 22.8% (+30 bps), thanks mainly to strong top line growth despite Covid-19 effects mainly in March. In January and February, EBITDA margin was higher than in the same period last year.

• Annual recurring target synergies from Avon integration raised to between US$300 million and US$400 million, an increase of US$100 million, including new top line synergies at Natura &Co Latam and cost synergies at Avon International, to be achieved over a period of four years. Non-recurring costs to achieve higher synergies increased to US$190 million, up from US$125 million, to be incurred over four years.

• Strong cash position of R$4.6 billion at quarter-end, in line with projections and above our minimum thresholds. Further deleveraging at Natura Cosméticos: Net debt-to-EBITDA ratio reduced to 2.70x in Q1-20, from 2.95x in Q1-19. At Natura &Co Holding, consolidated net debt-to-EBITDA stood as 4.91x. Excluding non-recurring transaction costs and PPA impact on EBITDA, adjusted net debt-to-EBITDA would have been 3.84x.The indebtedness ratio at the Holding Company level will not be considered for financial covenant purposes in June 2020.

• Enhanced capital structure, strong cash position and increased liquidity

1 For comparison purposes, Q1-20 and Q1-19 results and analyses include: i) Q1-19 pro forma figures including Avon Products, Inc. results in IFRS and Latin America results of The Body Shop and Aesop in the Natura &Co Latam reporting segment, and ii) Q1-20 results and analyses including the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

2Cosmetics, Fragrances and Toiletries

3 Excluding effects that are not considered recurring nor comparable between the periods under analysis.

•	New equity raising of R$1 billion to R$2 billion, through a private placement to be subscribed by Natura’s controlling shareholders, selected investors and minority shareholders, of which R$1 billion has been secured through the commitment from the controlling shareholders and selected investors. This will improve capital structure, reduce leverage and strengthen the balance sheet

•	New one-year financing of R$750 million to increase liquidity, with no impact on net-debt

1.	Management commentary:

Roberto Marques, Executive Chairman, and CEO of Natura &Co, declared:

“The first quarter of 2020 is the first to include Avon in our scope, which makes Natura &Co the number one player in the CFT market in Latin America. We are very pleased by the rapid progress that has been made in integrating the company, leading us to raise our targeted synergies by an additional US$100 million. This is more notable in that we have achieved this in the midst of the unprecedented global health crisis caused by the spread of the Covid-19 pandemic, which impacted our Q1 performance.

In the face of the pandemic, the Group took quick action to adapt to this crisis, with three key priorities: Care for our people, care for our communities and care for our company.

Even before lockdown measures were implemented, Natura &Co took steps to protect the health and safety of our employees, Consultants and Representatives, and suppliers. We imposed strict social distancing measures, provided job security, extended credit flexibility to Consultants and Representatives, and offered supporting services like telemedicine.

At the same time, as a producer of such essential products as soap and hand sanitizer, Natura &Co quickly retooled its operations across its brands to step up their production, increasing by over 30% our essential products capacity. Sales of hand sanitizer increased by over 500% both at The Body Shop and Aesop, and Natura used under-utilized capacity at Avon plants to produce 16 million units of alcohol gel and 1 million liters of alcohol with partners, principally directed at donations.

The Group also implemented measures to protect cash and liquidity, including reducing operating expenses, limiting capital expenditure to essential projects, implementing a hiring freeze and reducing executive pay on a voluntary basis. We have a solid cash position and no immediate debt maturities. We have also strengthened our balance sheet and enhanced our liquidity through an infusion of fresh equity led by our founding shareholders, improving our capital structure, and through additional financing lines that do not impact our net debt. This gives us additional financial flexibility to navigate the current turbulence.

These actions are a clear demonstration that Natura &Co walks the talk when it comes to showing it is a purpose-driven group, in line with its ambition of building the best beauty company for the world. I would like to express my heartfelt gratitude to our teams for the exceptional commitment they have shown during this trying time to allow us to meet essential, and even vital, needs.

From a business standpoint, this crisis has shown Natura &Co’s remarkable resilience and the strength of its multi-channel model. Across our brands and businesses, digital sales helped offset the impact of store closures at The Body Shop and Aesop, and we have strengthened social selling as a response to social distancing at Natura and Avon. We launched, for instance, a digital and interactive essential items sales catalogue that can be shared over instant messaging tools and social media, and our Consultants and Representatives showed remarkable adaptability.

This strong growth in digital and online sales across our brands and the resilience of our direct sales channel at Natura, allowed us to post 1.9% growth in consolidated revenue (-6.2% at CC, slightly ahead of the global CFT market, expected to be around -8%) while EBITDA continued to reflect one-off costs related to the acquisition of Avon and the impacts of the Covid-19 pandemic. In this changing environment, social distancing and lockdown measures will continue to have a significant impact on the CFT market and in our business in the second quarter, but markets in which measures were eased have shown a fast rebound.

The integration of Avon is making great strides and the company continues to see progress in its Open Up strategy to stabilize the core business and rapidly step up digital adoption in the face of the current situation. Natura and Avon’s teams are working closely together, and we used unutilized capacity at an Avon plant to produce first-necessity items for Natura. The rapid progress in integration leads us to raise our total synergy target, including topline synergies, to US$300 million to US$400 million over the next four years.

At our Investor Day on May 08th, we will have the opportunity to share our strategy to keep building a distinctive purpose-driven, multi-channel, multi brand Group with unparalleled reach to consumers.”

2.	Synergies and guidance

On May 7, Natura &Co raised the projected synergy gains from the business combination with Avon Products, Inc by another US$100 million, bringing total expected synergies to between US$300 and US$400 million on a recurring annual basis, including new revenue synergies at Natura &Co Latam and cost synergies at Avon International. These amounts are calculated using the current exchange rate of US$1/R$5, which reflects a significant depreciation from the earlier synergy calculations. The earlier calculation was done at US$1/R$3.87 and would be equivalent to between US$390 million and US$520 million, up from between US$200 million to US$300 million. These synergies are expected to be captured by 2024.

The estimated one-time costs to achieve synergies will be US$190 million to be incurred over this period, up from US$125 million.

On January 6, the Company had already raised its projected synergy gains to between US$200 million and US$300 million on a recurring annual basis

	Synergy range in US$ million
Sourcing:	85	-	115
Manufacturing and distribution:	50	-	75
Administrative:	75	-	90
Revenue Natura &Co Latam:	90	-	120
Total syngery	300		400

(pre-tax), to be captured in three years. These synergies will be derived mainly from procurement, manufacturing/distribution and administrative. The expected costs to achieve these synergies were estimated at approximately US$125 million over the next three years. The US$/R$ FX rate used for the estimates above was US$1.00 = R$3.87 (same rate of when we first announced synergies in May 23,2019).

In Q1-20, we have captured US$5.2 million in cost synergies, already securing the equivalent of approximately US$30 million on an annualized basis, primarily related to procurement and corporate expenses from Avon International, incurring US$2.3 million in costs to achieve.

The Natura Cosméticos guidance for compound annual growth rates for revenue and EBITDA is being suspended following the consolidation of Avon Products, Inc., which has resulted in a different business structure, as well as the Covid-19 pandemic, given the insufficient visibility of its effects. New Natura &Co guidance may be provided in due course.

3.	Covid-19 update

On March 11, 2020, the Coronavirus outbreak was officially designated a global pandemic by the World Health Organization (WHO). As a result, governments began implementing lockdown measures in China in January, in Western Europe beginning in late February and in North and Latin America in late March. These measures progressively impacted our operations, but also attested to the strength of our multi-brand, multi-channel business model, highlighting the resilience of our direct sales channel and acceleration of our digital platforms.

Throughout this time, Natura &Co’s first priority has been ensuring the health and safety of our Consultants and Representatives, our employees and our network of suppliers. We have taken a number of measures to protect our people and our business and we have taken action to support the communities in which we operate around the globe.

Key measures implemented to protect our people:

•	All employees were assured job security for 60 days

•	Consultants and Representatives were offered credit flexibility and Sales Leaders were offered guaranteed income

•	Emergency funds were earmarked for Consultants directly or indirectly impacted by the virus

•	A subsidy for medication and telemedicine services for Sales Leaders was provided in Latin America

•	Mental health and well-being support tools were made available, along with education content guides on topics such as self-isolation, the public health system, children at home and financial planning

•	Across all of our operations, preventive measures were taken such as reducing staff and adapting workflow to provide social distance

•	Natura stores and Aqui Tem Natura franchise stores, as well as The Body Shop and Aesop’s stores were temporarily closed, in compliance with government authorities

•	Retail staff were offered paid leave and holiday pay while retail locations were closed

•	Office staff were transitioned to work from home

Key measures implemented to protect our business:

•	Our business model proved its resilience and we have strengthened our social selling in response to social distancing through the acceleration of digital. Thanks to our digital transformation, our Consultants and Representatives were able to maintain activity through the use of digital tools and platforms and flexible delivery options. We launched a digital and interactive essential items sales catalogue that can be shared over messaging (Whatsapp) and social media, in addition to our complete e-catalogue

•	We optimized production and reoriented part of our production toward essential products (primarily soap and hand sanitizer), increasing by 30% our essential products capacity to meet consumer needs and contribute to providing necessary items. This allowed us to keep our manufacturing, distribution and sales operations running despite restrictions put in place by various authorities. In March, Avon started to produce essential items for Natura, optimizing available capacity

•	We have strengthened financial discipline to protect cash and improve liquidity, including:

•	freezes on hiring, promotions, salary increases and travel

•	capital expenditure limited to what is required for business continuity, infrastructure or acceleration of digital

•	active management and oversight of variable costs and reduced discretionary spending

•	renegotiation of leases and reduced staff hours

•	voluntary executive pay pledge

Social Responsibility:

•	In the midst of the coronavirus pandemic, women and children already at risk of domestic violence have become increasingly vulnerable, an unintended consequence of isolation measures that leave survivors at home with their abusers. Natura &Co announced it will donate US$1million through the Avon Foundation to domestic violence support groups around the world that focus on direct impact and grassroots initiatives

•	We have made significant donations in our communities across the world, with over 10 million units of essential items, in partnership with other companies who supplied raw materials in Latam

•	Natura &Co was among the Top 10 companies most active in the crisis according to Exame, a Brazilian business publication

4.	Results analysis

For comparison purposes, Q1-20 and Q1-19 results and analysis include the following:

•	The effects of IFRS 16 in both periods

•	Q1-19 pro-forma including Avon results in IFRS and Latin America results of The Body Shop and Aesop in the Natura &Co Latam segment

•	The new Group segmentation composed of:

•	Natura &Co Latam, which comprises all the brands in this geography: Natura, Avon, The Body Shop and Aesop

•	Avon international, which includes all markets ex-Latam

•	The Body Shop ex-Latam, and

•	Aesop ex-Latam.

In addition, Q1-20 results and analysis include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

				Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	Q1-20 [c]	Q1-19 [d]	Ch. %	Q1-20 [c]	Q1-19 [d]	Ch. %	Q1-20 [c]	Q1-19 [d]	Ch. %	Q1-20	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %
Gross Revenue	9,719.2	9,657.1	0.6	5,593.2	5,463.4	2.4	2,531.4	2,690.5	(5.9)	1,213.4	1,192.5	1.7	381.1	310.7	22.7
Net Revenue	7,518.0	7,375.5	1.9	4,162.3	4,063.3	2.4	2,121.5	2,172.7	(2.4)	893.2	870.2	2.6	340.9	269.2	26.6
COGS	(2,878.7)	(2,683.0)	7.3	(1,718.1)	(1,587.6)	8.2	(927.2)	(868.3)	6.8	(201.2)	(203.4)	(1.0)	(32.2)	(23.7)	36.0
Gross Profit	4,639.3	4,692.4	(1.1)	2,444.2	2,475.7	(1.3)	1,194.3	1,304.4	(8.4)	692.0	666.9	3.8	308.7	245.5	25.7
Selling, Marketing and Logistics Expenses	(3,523.2)	(3,103.7)	13.5	(1,852.4)	(1,659.2)	11.6	(935.3)	(810.6)	15.4	(540.3)	(491.4)	9.9	(195.2)	(142.4)	37.1
Administrative, R&D, IT and Projects Expenses	(1,228.0)	(1,071.9)	14.6	(571.1)	(579.3)	(1.4)	(388.7)	(264.4)	47.0	(176.7)	(145.9)	21.1	(91.5)	(82.2)	11.3
Corporate Expenses [e]	(30.2)	(72.4)	(58.3)	-	(17.3)	-	-	(16.5)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	(15.1)	(11.0)	36.9	2.7	(55.2)	-	(12.0)	47.8	-	(5.9)	(3.3)	76.0	0.1	(0.3)	-
Acquisition Related Expenses [f]	(298.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transformation/Integration costs	(25.1)	(202.5)	(87.6)	(10.5)	(76.1)	(86.2)	(14.5)	(119.5)	(87.8)	-	(6.8)	-	-	-	-
Depreciation	625.8	362.6	72.6	221.9	130.1	70.5	183.9	47.6	286.5	164.4	144.8	13.6	55.7	40.1	38.9
EBITDA	145.3	593.5	(75.5)	234.7	218.6	7.4	27.7	188.7	(85.3)	133.6	164.1	(18.6)	77.8	60.7	28.1

Depreciation	(625.8)	(362.6)	72.6
Financial Income/(Expenses), Net	(227.6)	(228.1)	(0.2)
Earnings Before Taxes	(708.1)	2.8	-
Non-controlling Interest and other operation [g]	(17.9)	-	-
Income Tax and Social Contribution	(94.8)	(84.8)	11.8
Consolidated Net Income	(820.8)	(82.0)	901.0

Gross Margin	61.7%	63.6%	-190 bps	58.7%	60.9%	-220 bps	56.3%	60.0%	-370 bps	77.5%	76.6%	90 bps	90.6%	91.2%	-60 bps
Selling, Marketing and Logistics Exp./Net Revenue	46.9%	42.1%	480 bps	44.5%	40.8%	370 bps	44.1%	37.3%	680 bps	60.5%	56.5%	400 bps	57.3%	52.9%	440 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	16.3%	14.5%	180 bps	13.7%	14.3%	-60 bps	18.3%	12.2%	610 bps	19.8%	16.8%	300 bps	26.9%	30.5%	-360 bps
EBITDA Margin	1.9%	8.0%	-610 bps	5.6%	5.4%	20 bps	1.3%	8.7%	-740 bps	15.0%	18.9%	-390 bps	22.8%	22.5%	30 bps
Net Margin	(10.9)%	(1.1)%	-980 bps	-	-	-	-	-	-	-	-	-	-	-	-

 a Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.

b Natura &Co Latam: includes Natura, Avon, TBS and Aesop - Brazil and Hispanic Latam

c Q1-20: Includes PPA – Purchase Price Allocation effects

d Q1-19: Does not include PPA effects

e Expenses related to the management and integration of the Natura &Co Group

f Avon-acquisition-related expenses

g Related to non-controlling interest and business separation at Avon North America

Consolidated net revenue growth in Q1-20

Q1-20 consolidated net revenue in BRL grew by 1.9% year-on-year, driven by growth at Natura &Co Latam and Aesop.

•	Natura &Co Latam (Natura, Avon, The Body Shop and Aesop Brazil): Net revenue rose by +2.4% in BRL (-1.3% at CC).

•	Avon International: Net revenue declined 2.4% in BRL in Q1 (-15.0% at CC).

•	The Body Shop: Net revenue increased 2.6% in BRL in Q1 (-10.5% at CC).

•	Aesop: Strong double-digit net revenue growth of 26.6% in BRL in Q1 (+10.5% at CC).

Gross margin

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q1-20 [a]	Q1-19[b]	Ch. %	Q1-20 [a]	Q1-19	Ch. %	Q1-20 [a]	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %
Net Revenue	7,518.0	7,375.5	1.9	4,162.3	4,063.3	2.4	2,121.5	2,172.7	(2.4)	893.2	870.2	2.6	340.9	269.2	26.6
COGS	(2,878.7)	(2,683.0)	7.3	(1,718.1)	(1,587.6)	8.2	(927.2)	(868.3)	6.8	(201.2)	(203.4)	(1.0)	(32.2)	(23.7)	36.0
Gross Profit	4,639.3	4,692.4	(1.1)	2,444.2	2,475.7	(1.3)	1,194.3	1,304.4	(8.4)	692.0	666.9	3.8	308.7	245.5	25.7
Gross Margin	61.7%	63.6%	-190 bps	58.7%	60.9%	-220 bps	56.3%	60.0%	-370 bps	77.5%	76.6%	90 bps	90.6%	91.2%	-60 bps

a Q1-20 includes PPA – Purchase Price Allocation effects

b Q1-19 does not includes PPA – Purchase Price Allocation effects

Consolidated gross margin reached 61.7% (-190 bps). Excluding PPA effects on COGS of R$105.9 million (R$54.7 million in Natura &Co Latam; R$51.2 million in Avon International), adjusted consolidated gross margin reached 63.1% in Q1-20 (-50 bps), as shown below:

Without PPA effects in both periods

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q1-20	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %	Q1-20	Q1-19	Ch. %
Net Revenue	7,518.0	7,375.5	1.9	4,162.3	4,063.3	2.4	2,121.5	2,172.7	(2.4)	893.2	870.2	2.6	340.9	269.2	26.6
COGS	(2,772.8)	(2,683.0)	3.3	(1,663.4)	(1,587.6)	4.8	(876.0)	(868.3)	0.9	(201.2)	(203.4)	(1.0)	(32.2)	(23.7)	36.0
Gross Profit	4,745.2	4,692.4	1.1	2,499.0	2,475.7	0.9	1,245.5	1,304.4	(4.5)	692.0	666.9	3.8	308.7	245.5	25.7
Gross Margin	63.1%	63.6%	-50 bps	60.0%	60.9%	-90 bps	58.7%	60.0%	-130 bps	77.5%	76.6%	90 bps	90.6%	91.2%	-60 bps

•	Natura &Co Latam’s adjusted gross margin was 60.0% in Q1-20 (-90 bps), mainly impacted by increased supply chain costs and higher obsolescence in Home and Fashion items at Avon. Natura’s combined gross margin (Brazil and Hispanic Latam) was up by 10 bps.

•	Avon International’s gross margin was 58.7% in Q1-20 (-130 bps), due to higher supply chain costs and inventory obsolescence in non-beauty items, partially offset by improved price/mix.

•	The Body Shop’s gross margin stood at 77.5% in Q1-20 (+90 bps), due to discount improvement.

•	Aesop’s gross margin was 90.6% in Q1-20 (-60 bps).

Consolidated EBITDA

Q1 adjusted EBITDA in BRL was R$571.5 million with margin of 7.6% (-220 bps), excluding non-recurring Avon-related acquisition costs of R$298.3 million, and a non-cash, non-recurring purchase price allocation (“PPA") effect of R$102.9 million resulting from the fair market value assessment of Avon, resulting from a step-up in inventory value (in the cost of goods sold), and transformation costs at Natura &Co Latam and Avon International. Reported EBITDA was R$145.3 million. See reconciliation below:

	Consolidated EBITDA
R$ million	Q1-20	Q1-19	Ch. %

Consolidated EBITDA	145.3	593.5	(75.5)
Avon acquisition-related expenses (1)	298.3	-	-
Transformation costs (2)	25.1	202.5	(87.6)
Non-recurring PPA impacts on COGS (3)	102.9	-	-
ICMS provision reversal (4)	-	(34.5)	-
Assets sales at Avon International (5)	-	(38.8)	-
Adjusted EBITDA	571.5	722.6	(20.9)
Adjusted EBITDA Margin	7.6%	9.8%	-220 bps

Adjusted Gross Margin	63.1%	63.6%	-50 bps
Adjusted Selling, Marketing and Logistics Exp./ Net Revenue	46.0%	42.1%	390 bps
Adjusted Admin., R&D, IT, and Projects Exp./ Net Revenue	15.4%	14.5%	90 bps
Adjusted EBITDA Margin	7.6%	9.8%	-220 bps

(1)	Avon acquisition-related expenses: Non-recurring costs associated with Avon acquisition, mainly related to professional fees and planning costs

(2)	Transformation costs include Transformation costs at Natura &Co Latam, and Avon’s Open Up costs at Avon International both in Q1-20 and Q1-19, and The Body Shop in Q1-19

(3)	Non-cash, non-recurring inventory PPA impact, resulting from a step up in inventory value (in the cost of goods sold), at both Natura &Co Latam and Avon International

(4)	ICMS provision reversal: Reversal of an ICMS provision at Natura Brazil in Q1-19, resulting from a revised estimate of the outcome of a legal action

(5)	Assets sales at Avon International refer to a gain on the sale of a manufacturing facility in China in 2019

•	Natura &Co Latam’s adjusted EBITDA margin was 6.9% (+50 bps).

•	Avon International’s adjusted EBITDA margin stood at 4.8% (-760 bps).

•	The Body Shop’s adjusted EBITDA margin was 15.0% (-460 bps).

•	Aesop’s EBITDA margin reached 22.8% (+30 bps).

Financial income and expenses

Net financial expenses were R$227.6 million in Q1-20, stable vs. Q1-19, favorably impacted by the lower CDI interest rate in Brazil, which offset higher interest expenses from debt at Avon.

The following chart details the main changes in our financial income and expenses:

R$ million	Q1-20	Q1-19	Ch. %
Financial Income and Expenses, Net	(227.6)	(228.1)	(0.2)
1. Borrowings/Financing (B/F), Short-Term Investments (STI) and Operational FX Gains/(Losses)	(189.1)	(165.4)	14.4
2. Judicial Contingencies	38.6	(4.2)	-
3. Other Financial Income and Expenses	(77.1)	(58.5)	31.8
Lease Interest Expenses	(54.4)	(45.6)	19.2
Other	(22.7)	(12.9)	76.3

Underlying Net Income (UNI)

Underlying Net Income, which excludes non-recurring and/or non-cash effects, was (R$284.8) million in Q1, before Avon-acquisition related effects of R$536.0 million, which are comprised of i) R$298.3 million in acquisition expenses; ii) R$171.6 million from non-cash PPA impacts; iii) R$41.0 million in IOF taxes from the issuance of shares for the exchange for Avon shares, in the all-stock acquisition; iv) transformation costs of R$25.1 million. Reported net loss was R$820.8 million, and was impacted by a higher effective income tax rate due to non-deductible acquisition-related expenses and PPA effects at The Body Shop, related to deferred tax liabilities in the UK (reversal of nominal income tax rate from 17% to 19%).

Free cash flow and cash position

We ended the quarter with a strong cash position of R$4.6 billion (R$3.6 billion in cash, and R$1.0 billion in short-term deposits), in line with projections and above our minimum thresholds.

Cash outflow in Q1-20 of R$1,695.9 million, as expected, consistent with our Q1 historical seasonality and further impacted by Covid-19 effects. On an estimated and non-audited basis, pro forma Q1-19 would have had a cash outflow of R$765.0 million. Consumption in Q1-20 includes Avon and is mainly related to non-recurring acquisition costs of R$501.0 million, COVID-19 impacts on sales and FX effects due to the devaluation of the BRL in working capital for Avon International, The Body Shop and Aesop. Working capital was also impacted by extended terms to Consultants and Representatives at Natura and Avon.

R$ million	Q1-20
Net Income (loss) Reported [a]	(820.8)
Depreciation and Amortization	625.8
Non-Cash/Others [b]	(253.0)
Internal Cash Outflow	(448.0)
Working Capital (Increase)/Decrease	(1,127.6)
Cash Outflow Before Capex	(1,575.6)
Capex	(120.3)
Free Cash Flow	(1,695.9)

a Attributable to the owners of the company

b Includes the effects of deferred income tax, fixed and intangible assets write-offs, FX on translation of working capital, fixed assets, etc.

Capital structure and liquidity

As a precautionary step to improve its capital structure, the Group announced on May 7 a capital raising of R$1 billion to R$2 billion, in the form of a private placement to be subscribed by the controlling shareholders, investors and minority shareholders. The transaction is expected to be closed in Q2-20.

Furthermore, on top of the strong cash position at the end of Q1 and to increase liquidity, the Group raised financing of R$750.0 million on May 4, 2020, for up to one year, as follows: R$500.0 million at Natura &Co Holding S.A. and R$250.0 million at Natura Cosméticos S.A.. The use of proceeds is to strengthen the liquidity of the companies and therefore this new financing does not increase net debt.

Deleveraging at Natura Cosméticos: Net debt-to-EBITDA of 2.70x in Q1-20, from 2.95x in Q1-19 and 3.32x in Q1-18

At Natura &Co Holding, consolidated net debt-to-EBITDA stood as 4.91x. Excluding non-recurring transaction costs and PPA impact on EBITDA, adjusted net debt-to-EBITDA would have been 3.84x.The indebtedness ratio at the Holding Company level will not be considered for financial covenant purposes in June 2020.

The Company continues to work towards the target of reducing Natura Cosméticos S.A.’s leverage to the pre-The Body Shop acquisition level of 1.4 times by 2021. This measure is comparable to previous periods.

	Natura Cosméticos S.A.		Natura &Co Holding S.A.
R$ million	Q1-20	Q1-19	Q1-20	Q1-19 [a]
Short-Term	787.2	748.1	1,942.5	2,405.7
Long-Term	8,343.2	6,651.3	16,610.4	11,313.3
Gross Debt (without leases)	9,130.4	7,399.4	18,553.0	13,719.0
Foreign currency hedging (Swaps) [b]	(1,618.7)	(522.5)	(1,618.7)	(522.5)
Total Gross Debt	7,511.7	6,876.9	16,934.3	13,196.5
(-) Cash, Cash Equivalents and Short-Term Investment	(2,447.1)	(1,369.1)	(4,566.3)	(2,952.8)
(=) Net Debt	5,064.6	5,507.7	12,368.0	10,243.8
Net Debt/EBITDA[c]	2.70x	2.95x	4.91x	n/a
Total Debt/EBITDA[c]	4.00x	3.69x	6.72x	n/a

a Q1-19 is presented on a proforma basis.

b Foreign currency debt hedging instruments, excluding the mark-to-market effects

c EBITDA excludes-IFRS 16

In the quarter, the holders of Avon preferred shares C series opted to convert their shares into Natura &Co ordinary shares. The promissory notes previously issued by Natura &Co Holding S.A. specifically to pay these holders were therefore prepaid, in the amount of approximately R$1.8 billion.

As of March 31, 2020, 89.5% of the company’s debt is long-term, with an average maturity of 3.9 years.

5.	Performance by segment

Natura &Co Latam: Net revenue growth in BRL on a very challenging background

Natura &Co Latam is a new reporting segment comprising the Latin American operations of all the Group’s brands: Natura, Avon, The Body Shop and Aesop. For comparison purposes, 2019 results were adjusted on a pro forma basis to reflect this new segment.

Natura &Co Latam is the leader in direct sales and in Cosmetics, Fragrances and Toiletries (CFT) in Latin America, with 11.8% market share in the region in 2019. It holds the number 1 position in key markets such as Brazil, Argentina and Colombia (source: Euromonitor).

Our extensive portfolio of essential products allowed us to keep our manufacturing, distribution and sales running despite restrictions put in place by local authorities. The second half of March was significantly impacted by strict lockdowns due to Covid-19 in Central America, Argentina, Peru, Colombia and Ecuador. Production of soaps, hand sanitizers and other essential items increased by about 30% to meet the shift in demand, which also enabled us to make significant donations (close to 6.0 million units) in our communities, in partnership with other companies that provided raw materials. This shift in demand for essentials has a mix effect which put pressure on profitability, partially offset by cost discipline measures. This mix effect will be more evident in coming quarters.

Stores in the region began progressively closing due to Covid-19 as of March 14, ahead of the official mandatory date, as Natura &Co took measures throughout the Group to ensure the health and safety of its employees, Consultants, franchisees and customers.

Net revenue in Latin America grew by 2.4% in Q1-20 in BRL (-1.3% at CC), driven by strong growth of 14.9% at Natura (+9.8% Brazil, +25.8% Latam), while Avon was down -7.1% (-4.3% in Brazil, -8.9% in Latam).

The Natura brand in Brazil maintained leadership in CFT for the third consecutive year, ending 2019 with 11.9% market share (source: Euromonitor). Net revenue grew 9.8% in Q1-20, with a record-high January and February, up in double digits over 2019, while March sales reflected the impact of Covid-19 in the last two weeks. Price/mix was up 9.7%, supported by double-digit growth in fragrances and body care, with stable volumes (+0.1%). Productivity per Consultant grew for the 14th consecutive quarter, by +7.6% in Q1-20. The average Consultant base was up by 1.6% vs. Q1-19, reaching 1.03 million Consultants. We saw continued progression toward the top tier segments (Silver, Gold and Diamond).

Another important part of Natura &Co Latam is the Natura brand in the Hispanic Latam countries, which posted revenue growth of 25.8% in BRL. In constant currency, revenue grew by a robust 19.7%. Price/mix was up 1.5%, while units sold increased by 18.2%. The average number of Consultants grew by a strong 12.1% vs. Q1-19, to 713.9 million. Argentina maintained its strong sales momentum, with top line growth above inflation, despite a challenging macro-economic environment, while Mexico and Chile also grew strongly. The second half of March was impacted by harsher lockdowns due to Covid-19 in Argentina, Peru and Colombia.

Net revenue from the Avon brand in Brazil declined 4.3% in Q1-20, on a 3.7% reduction in average number of Representatives and -13.2% in units sold, while price/mix increased by 9.8%. The Avon brand in the Hispanic Latam countries posted revenue decline of 8.9% in Q1-20 in BRL (-16.8% at CC), due to a -13.6% reduction in average number of Representatives, -0.4% price/mix and -18.3% in units sold.

Our digital platforms proved their relevance, allowing our Consultant and Representatives network to maintain activity through the use of digital tools, with flexible delivery options, attesting to the resilience of our direct sales channel.

The adoption of our digital tools by Consultants doubled in the weeks following the spread of Covid-19 impact, as well as the number of orders in our online Consultant stores. As a response to social distancing, we implemented a digital and interactive brochure focused on essential items that can be shared over instant messaging (Whatsapp) and social media, in addition to our complete e-catalogue. At Natura, over 90% of Consultants in Brazil use digital platforms (app + web) and approximately 700,000 Consultants have virtual stores in Rede Natura, a 40% increase versus last year. In the last few weeks, since lockdown measures began, Rede Natura sales grew over 200%. We saw an increase of over 40% in Consultants sharing digital content, such as offers, brand messages and campaign materials, and the number of online training sessions doubled. Sales via Avon’s own digital brochure have increased five times since January 1st, and e-commerce sales grew 85% in Brazil and in Hispanic Latam countries combined.

In the retail channels, Natura’s own-store performance remained strong until lockdown in mid-March, with increased traffic and higher conversion, resulting in a strong double-digit growth in net revenue. Franchise stores Aqui Tem Natura accelerated sell-out sales in Q1-20, on the back of new stores vs. last year and double-digit like-for-like growth. The total number of franchise stores stood at over 400, double the same period last year.

Product launches in the period included Natura’s iconic female fragrance Luna Fascinante and the new premium male fragrance Natura Essencial, in Brazil. Avon launched important skin care products such as Anew Hyaluronic Acid, and in color cosmetics the Euphoric Mascara (featuring Brazilian singer Ludmilla on the cover of the brochure), both significantly outperforming estimates. In Hispanic Latam countries, launches included Avon’s fragrances such as Herstory Eau de Parfum, supported by full activation campaign with a press event, TV merchandising, digital activation and sampling, and Musk Freeze, both outperforming expectations.

Natura &Co Latam: Financial analysis

Natura &Co Latam’s EBITDA was R$234.7 million in Q1-20 and adjusted EBITDA was R$287.5 million (+10.5%). EBITDA margin was 5.6% (-20 bps) and adjusted EBITDA margin was 6.9% (+50 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q1-20	Q1-19	Ch. %

EBITDA	234.7	218.6	7.4
ICMS provision reversal	-	(34.5)	-
Transformation costs	10.5	76.1	(86.2)
Non-recurring PPA impact on COGS	42.3	-	-
Adjusted EBITDA	287.5	260.2	10.5
Adjusted EBITDA Margin	6.9%	6.4%	50 bps

Excluding PPA effects, selling, marketing & logistics expenses increased 290 bps, to 43.7% of net revenue, mainly driven by commercial measures to mitigate Covid-19 impacts such as extended payment terms for Consultants, more flexible credit conditions and higher online sales commissions.

Excluding PPA effects, administrative, R&D, IT and project expenses reached 13.5% of net revenue (-80 bps) in the quarter, on the back of cost control initiatives adopted by both Natura and Avon to offset Covid-19 impacts, which included freezes in hiring, pay raises, promotions and travel, as well as a reduction in executive remuneration and discretionary spending.

R$ million	Natura &Co Latam
	Q1-20	PPA impacts	Q1-20 ex-PPA	Q1-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(1,852.4)	(32.0)	(1,820.5)	(1,659.2)	9.7
Administrative, R&D, IT and Projects Expenses	(571.1)	(10.4)	(560.7)	(579.3)	(3.2)
SG&A Expenses	(2,423.6)	(42.4)	(2,381.2)	(2,238.6)	6.4

Selling, Marketing and Logistics Exp./ Net Revenue	44.5%	-	43.7%	40.8%	290 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	13.7%	-	13.5%	14.3%	-80 bps

Avon International: Improved digital and direct-to-consumer capabilities

Avon International operates in 50 markets, including distributor partnerships throughout Europe, Asia, Africa and the Middle East, with 3.7 million Representatives. The transformation of Avon began in Q3-18, supported by its comprehensive Open Up Avon plan. Q1-20 saw continuing signs of recovery, including another quarter of stabilization in the Representative count compared to Q4-19 and increased digital conversion compared to Q1-19. In the three months since completing the acquisition of Avon, there has been a continued focus on stabilizing the core business, which will continue throughout 2020, while adjustments are made based on learnings and knowledge transfer from Natura &Co.

Net revenue declined 2.4% in Q1-20 (-15.0% at CC), mainly impacted by a 6.3% reduction in average number of Representatives, partially offset by improved price/mix of 2.6% across most markets. Units sold declined 17.4%.

Representatives increased adoption of digital assets from a low single digit in 2019 to over 37% in recent weeks. They were equipped with new digital capabilities, including new order-management features in the instant messaging digital brochure and direct-to-consumer shipping, available in 25 markets. Sales via the digital brochure have increased nearly five-fold since January 1st. Avon also focused on driving the e-commerce channel, which grew over 200% in the recent weeks versus the same period last year. E-commerce sales in the UK alone have grown over five-fold in the last few weeks.

Important launches in the quarter included the Herstory fragrance in Central Europe, supported by a full activation campaign including local celebrity endorsement, digital activation and sampling, and Anew Skin Reset Shots with patented Protinol technology in Europe, both of which outperformed sales estimates.

The company made significant contributions to fight Covid-19 in its markets, donating 411,000 essential items to countries such as Romania, Italy, the UK and Philippines, among others.

Net revenue of the Avon brand, including Latin America and Avon International, declined 4.8%, vs. Q1-19.

Avon International: Financial analysis

Avon International’s EBITDA was R$27.7 million in Q1-20 and adjusted EBITDA was R$102.9 million (-61.8%). EBITDA margin was 1.3% and adjusted EBITDA margin was 4.8% (-760bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q1-20	Q1-19	Ch. %

EBITDA	27.7	188.7	(85.3)
Transformation costs	14.5	119.5	(87.8)
Assets sales	-	(38.8)	-
Non-recurring PPA impact on COGS	60.6	-	-
Adjusted EBITDA	102.9	269.5	(61.8)
Adjusted EBITDA Margin	4.8%	12.4%	-760 bps

Excluding PPA effects, selling, marketing & logistics reached 42.6% of net revenue (+530 bps), largely due to the impact of revenue reduction causing deleverage of fixed expenses as well as commercial measures to mitigate Covid-19 effects.

Excluding PPA effects, administrative, R&D, IT and project expenses reached 15.3% of net revenue (+310 bps) in the quarter, also largely due to revenue reduction, partially offset by spending cuts to mitigate Covid-19 impacts.

R$ million	Avon International
	Q1-20	PPA impacts	Q1-20 ex-PPA	Q1-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(935.3)	(31.7)	(903.6)	(810.6)	11.5
Administrative, R&D, IT and Projects Expenses	(388.7)	(63.2)	(325.5)	(264.4)	23.1
SG&A Expenses	(1,323.9)	(94.9)	(1,229.1)	(1,075.1)	14.3

Selling, Marketing and Logistics Exp./ Net Revenue	44.1%	-	42.6%	37.3%	530 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	18.3%	-	15.3%	12.2%	310 bps

The Body Shop: Strong e-commerce and At-Home sales increase

In Q1, The Body Shop posted net revenue of R$893.2 million, up by 2.6% in BRL (-10.5% at CC). The drop in constant currency was primarily due to lockdown restrictions, combined with the net closing of 21 own stores in the last twelve months (as part of the store footprint optimization plan). Retail in January reported positive like-for-like sales growth, turning negative in February when Covid-19 started to spread, first in APAC, then in European markets and in North America in March, leaving only about only 25% of stores open in all company markets by quarter-end. In this context, digital sales and direct sales stood out, attesting to their resilience amid the pandemic. Since closure of most of the stores due to lockdown restrictions, e-commerce grew 300%, recovering 40% of lost retail sales, with 61.0% growth in At-Home (direct sales) in the quarter vs. last year, largely driven by UK.

The Body Shop benefitted from having about 35% of its sales comprised of essential items. In the period, the Company donated 200,000 products to first responder services across 9 countries, including the Asylum Seeker Resource in Australia, women’s shelters and senior communities in North America and hospitals across the UK.

Two new concept stores were launched in the period, in Toronto and in Hong Kong. These followed the successful launch of the iconic Bond Street store in London, in September last year, which marked the brand’s return to its founding values of sustainability and activism.

EBITDA in Q1-20 reached R$133.6 million, with EBITDA margin of 15.0% (-390 bps; adjusted: -460 bps). The margin decline was due to revenue reduction from store closures and lockdown measures and the phasing of cost measures taken in Q1 that will benefit coming quarters.

SG&A expenses increased in BRL due to FX effect. At constant currency, these expenses decreased by 2.5%.

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q1-20	Q1-19	Ch. %

EBITDA	133.6	164.1	(18.6)
Transformation/integration costs	0.0	6.8	-
Adjusted EBITDA	133.6	170.9	(21.9)
Adjusted (comparable) EBITDA Margin	15.0%	19.6%	-460 bps

The quarter ended with 977 own stores and 1,728 franchise stores, with 33 net store closures (own and franchise) since Q1-19 and 32 since Q4-19. The chart below shows the store count evolution:

Store	The Body Shop store count
	Q1-20	Q4-19	Q1-19	Change vs. Q4-19	Change vs. Q1-19
Own	977	984	998	(7)	(21)
Franchise	1,728	1,753	1,740	(25)	(12)
Total	2,705	2,737	2,738	(32)	(33)

Aesop: Strong revenue and EBITDA growth despite Covid-19 impacts

Aesop posted 26.6% growth in Q1-20 in BRL and +10.5% In constant currency, despite physical store closures progressing across circa 90% of markets by the end of Q1. Retail revenue still grew in the quarter, although at a lower rate, supported by key markets in Asia, while online sales were the highlight. Since closure of most of the stores due to lockdown restrictions, e-commerce grew over 500% in recent weeks over same period last year, recovering 50% of lost retail sales. Market highlights included the Americas, Asia and Europe, which posted double-digit sales growth, offsetting sales declines in Australia and New Zealand, heavily exposed to Covid-19 lockdowns.

Q1-20 EBITDA stood at R$77.8 million, up 28.1%, with EBITDA margin of 22.8% (+30 bps), supported by sales growth and cost reduction initiatives, including discretionary spending cuts, hiring and travel freeze and furloughing of staff.

Signature stores totalled 247 in the quarter, up 17 since Q1-19 and flat vs. Q4-19. There were 91 department stores in Q1-20, stable vs Q1-19 and down 8 stores since Q4-19. A store count table is provided below:

Doors	Aesop door count
	Q1-20	Q4-19	Q1-19	Change vs. Q4-19	Change vs. Q1-19
Signature stores	247	247	230	-	17.0
Department	91	99	91	(8.0)	-
Total	338	346	321	(8.0)	17.0

6.	Social and environmental performance

Natura: After launching the Natura Innovation Challenge – Zero Waste Packaging last year, to seek innovative solutions to reduce packaging waste, Natura held a Pitch Day to select projects will move on to the proof of concept stage. More than 570 solutions from 37 countries were received.

Natura was recognized by HSR Specialist Research as one of the 3 most transformational companies in Brazil during the crisis. Natura was recognized as one of the most ethical companies in the world, by Ethisphere, and also as one of the most sustainable corporations in the world by Corporate Knights.

Natura and Avon made R$31 million in donation of products (5.5+ million units) such as hand sanitizers, 70% alcohol and soaps to governments, NGOs, hospitals, our sales force, our truck drivers, employees and our communities.

Avon united with Natura &Co sister brands to support domestic violence victims during the coronavirus pandemic Our campaign, #IsolatedNotAlone, raises awareness of the issue, signposts help for those who need it, and calls on governments around the world to expand funding and resources to deal with the increased incidence of violence.

The Group also launched a campaign focusing on the increase in domestic violence associated with social distancing, and the Avon Foundation donated US$1 million in support of organizations in 50 countries caring for survivors.

Avon made significant donations to several entities across Europe, such as 1.7 tons of soap and shower gels to quarantine centers in Bucharest, 3.5 tons of hygiene products to home carers and oncology centers in the Czech Republic and Slovakia, and 7 tons of hygiene products along with 120 liters of hand creams to hospitals and public services in Poland. Other similar initiatives were carried out in Italy, the UK and the Philippines.

The Body Shop donated 200,000 products to first responder services across 9 countries, including the Asylum Seeker Resource in Australia, women’s shelters and senior communities in North America and hospitals across the UK.

The Body Shop was awarded the Most Sustainable Brand at Marie Claire Hair’s Awards 2020, on January 23. The award recognized the Plastics for Change initiative, rolled out in 2019.

Aesop donated over US$2 million in products globally, to support both frontline health workers and victims of family violence. The Company also used social media and marketing platforms to drive awareness around #isolatedNotAlone.

Below are the sustainability KPIs for the Natura brand as part of its 2020 Sustainability Vision Index:

Scope	Indicator	Unit	2020 ambition	Results
				Q1-20	Q1-19	Highlights
Natura Brazil	Consumption of Amazon Inputs	% (R$ Amazon Inputs /R$ total inputs purchased)	30	13.3	17.7	Results lower than Q1-19 due to the effects of inflation and exchange rates on total purchases of raw materials sourced from the Amazon
Natura Brazil	Accumulated Amazon business volume¹	R$ billion	1	1.86	1.60	The 2020 commitment has been exceeded. Q1-20 up by 16% in volume vs. Q1-19, thanks to higher consumption of Amazonian inputs and higher allocation of resources for the communities.
Natura: Brazil + Hispanic Latam	Relative Carbon Emissions (Scopes 1, 2 and 3)	kg CO2e/kg billed products	2.15	3.31	3.33	Positive results from the increase in sales of refills in Latam (+ 24%) and the relaunch of the Tododia line in Brazil, both with eco-efficient packaging.
Natura Brazil	Eco-Efficient Packaging ²	% (eco-efficient packaging units billed/total units)	40	20	22	Latam increased by 8% its sales of products with eco-efficient packaging, partially offsetting a lower performance in Brazil from lower sales in refills.
Natura Brazil	Packaging equivalent collected (Reverse Logistics)	% (in ton eq. of generated packaging)	50	50	39	The 2020 target has already been achieved due to specific programs implemented in Brazil.
Natura: Hispanic Latam			-	15	0	The reverse logistics program has just been implemented in Hispanic Latam with encouraging results
Natura Brazil	Crer Para Ver revenues	R$MM	-	8.7	8.2	In this quarter we raised R$12.5MM which will be invested in public education projects through the Natura Institute.
Natura: Hispanic Latam			-	3.8	4.2
Natura: Brazil + Hispanic Latam	Women In Leadership Positions Index (Director Level and Above)%		50	43	37	Our strategy to guarantee gender equality of finalist candidates in recruiting processes has been effective, and results are fast approaching the target
Natura: Brazil + Hispanic Latam	Sustainability Vision Index 2020%		100	71	66	The Sustainability Vision Index considers the results achieved in 30 qualitative and quantitative commitments of the 2050 Sustainability Vision. Over the past year we progressed in all these commitments, given our focus on global reverse logistics and the incorporation of recycled material in our packaging

¹ Accumulated Amazon business volume since 2010

² Ecoefficient packagings are those with at least 50% less weight compared to the regular / similar packaging, or comprising 50% post-consumer recycled material and/or renewable non-cellulosic source material, that do not increase mass.

7.	Stock performance (NTCO3)

On January 3, 2020, the Company issued 321,820,266 of common shares, for the consummation of the all-stock Avon acquisition.

On March 31, 2020, the Company’s capital was comprised of 1,188,271,016 common shares (March 31, 2019: 431,234,356).

NTCO3 shares traded at R$25.7 at the end of Q1-20 on the B3 stock exchange, -33.4% in the quarter. The Company’ market capitalization on March 31 was R$30.1 billion, with average Daily Trading Volume (ADTV) in the quarter of R$398.9 million (+437.8% vs. Q1-19). NTCO traded at US$9.8 at the end of Q1-20 on NYSE, -49.4% since January 6, 2020. Below is the performance of NTCO3 and NTCO:

8.	Appendices

Consolidated Balance Sheet – Including the effects of IFRS 16

ASSETS	March-20	December-19	LIABILITIES AND SHAREHOLDER'S EQUITY	March-20	December-19

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	3,150.1	4,513.6	Loans, financing and debentures	1,942.5	3,354.4
Securities	1,416.2	1,025.8	Leasing	956.4	542.1
Trade receivables	2,774.6	1,685.8	Trade payables and forfait operations	5,104.8	1,829.8
Inventories	4,040.7	1,430.6	Payroll, profit sharing and social changes	986.0	560.4
Recoverable taxes	959.2	395.6	Tax liabilities	488.6	320.9
Income tax and social contribution	321.5	113.5	Income tax and social contribution	245.2	388.2
Derivatives	178.9	-	Dividends and interest on shareholders' equity payable	0.0	95.9
Other current assets	897.9	265.2	Derivative financial instruments	32.2	11.8
Total current assets	13,739.1	9,430.1	Provision for tax, civil and labor risks	47.0	18.7
			Other current liabilities	1,730.8	396.4
NON CURRENT ASSETS			Total current liabilities	11,533.6	7,518.4
Recoverable taxes	899.9	409.2
Income tax and social contribution	334.7	334.7	NON CURRENT LIABILITIES
Deferred income tax and social contribution	996.4	374.4	Loans, financing and debentures	17,390.5	7,432.0
Judicial deposits	619.7	337.3	Leasing	2,971.6	1,975.5
Financial derivatives instruments	1,818.0	737.4	Tax liabilities	166.4	122.6
Securities	8.9	7.4	Deferred income tax and social contribution	1,504.9	450.6
Other non-current assets	1,501.8	83.8	Provision for tax, civil and labor risks	1,146.9	201.4
Total long term assets	6,179.3	2,284.2	Other non-current liabilities	1,049.3	121.7
			Total non-current liabilities	24,229.7	10,303.7
Property, plant and equipment	5,246.3	1,773.9
Intangible assets	27,157.5	5,076.5	SHAREHOLDERS' EQUITY	20,295.5	3,362.3
Right of Use	3,736.5	2,619.9	Capital stock	4,905.1	1,485.4
Total non-current assets	42,319.7	11,754.5	Treasury shares	(16.0)	0.0
			Capital reserves	11,112.2	1,303.0
			Retained earnings	(146.9)	(149.0)
			Losses on capital transactions	(820.8)	(92.1)
			Equity valuation adjustment	(92.1)	815.0
			Equity attributable to owners of the Company	5,324.6	3,362.3
			Non-controlling interest on subsidiaries' equity	29.4	-

TOTAL ASSETS	56,058.7	21,184.5	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	56,058.7	21,184.5

Consolidated Income Statement- Including the effects of IFRS 16

R$ million	Q1-20	Q1-19	Ch. %
GROSS SALES
Internal Market	6,096.0	1,694.2	259.8
External Market	2,514.7	2,231.9	12.7
Other Sales	1.7	1.4	20.0
GROSS REVENUE	8,612.4	3,927.6	119.3
Taxes, Returns and Rebates	(1,110.1)	(1,025.4)	8.3
NET REVENUE	7,518.0	2,915.2	157.9
Cost of Products Sold	(2,878.7)	(809.2)	255.8
GROSS PROFIT	4,639.3	2,106.0	120.3
OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics Expenses	(3,299.2)	(1,323.1)	149.4
Administrative, R&D, IT and Project Expenses	(1,266.1)	(537.0)	135.8
Impairment losses on trade receivables	(224.0)	(75.4)	196.9
Other Operating Income (Expenses), Net	(352.6)	14.2	-
INCOME FROM OPERATIONS BEFORE FINANCIAL RESULT	(502.5)	184.7	-
Financial Income	1,646.8	378.1	335.5
Financial Expenses	(1,874.4)	(543.4)	245.0
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(730.1)	19.4	-
Income Tax and Social Contribution	(94.8)	(6.0)	1,488.3
Non-controlling interest	(4.1)	0
NET INCOME FOR THE PERIOD	820.8	13.5	-

Consolidated Statements of Cash Flow – Including the effects of IFRS 16

R$ million	Q1-20	Q1-19

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	(1,028.7)	72.2

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution	(269.5)	(116.5)
Accruals (payments) of judicial deposits	2.8	1.3
Payments related to tax, civil and labor lawsuits	(62.0)	(4.7)
Payments due to settlement of derivative operations	9.8	(20.8)
Interest paid on lease	(53.6)	(31.0)
Payment of interest on borrowings, financing and debentures	(498.6)	(254.7)
NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	(1,899.8)	(354.2)

CASH FLOW FROM INVESTING ACTIVITIES
Cash from merger of subsidiary	2,636.1	0.0
Additions of property, plant and equipment and intangible assets	(174.2)	(80.1)
Proceeds from sale of property, plant and equipment and intangible assets	11.8	3.3
Investment in securities	(1,766.0)	(1,629.6)
Redemption of securities	1,420.1	2,337.1
Redemption of interest on investments and securities	10.5	28.1

NET CASH GENERATED BY (USED IN) BY INVESTING ACTIVITIES	2,138.4	658.8

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	(209.7)	(143.9)
Amortization of loans, financing and debentures – principal	(1,923.3)	(510.5)
New loans, financing and debentures	451.1	90.5
Acquisition of treasury shares, net of option strike price received	(33.0)	(1.9)
Payment of dividends and interest on capital for the previous year	(133.9)	(96.3)
Receipts (payments) to settle derivative operations	0.2	0.9
Obligation of the acquiree incurred by the acquirer	(370.8)	-
Capital increase	0.0	2.43
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,219.4)	(658.8)

Effect of exchange variation on cash and cash equivalents	578.7	6.1

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,402.1)	(348.1)
Opening balance of cash and cash equivalents	4,513.6	1,215.0
Closing balance of cash and cash equivalents	3,111.5	866.9
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,402.1)	(348.1)

*The notes are an integral part of financial statements

** The CAPEX information contained in the cash flow table on page 8 contains additions to the property, plant and equipment / intangible assets paid within the year and payable in the following periods

9.	Conference call and webcast

Live webcast: Q1-20 earnings webcast

10.	Glossary

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

ARS: Argentine Pesos

AUD: Australian Dolars

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points – one percentage point * 100

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding fluctuation effects

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation:  conversion of figures from a foreign currency into the currency of the reporting entity

GBP: Sterling Pounds

G&A: general and administrative expenses

GHG: Greenhouse gases

Hyperinflation: indications of when hyperinflation exists include a cumulative inflation rate over three years of approaching or exceeding 100%; when interest rates, prices and wages are linked to an index, among others

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better Representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Latam: often used to refer to the countries where Natura has operations: Argentina, Chile, Colômbia, México and Peru

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura.

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our Consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

PCRC: Post-Consumer Recycled Content

P&L: Profit and loss

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination.

Profit Sharing: The share of profit allocated to employees under the profit-sharing program.

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Sustainable Relations Network: Sales model adopted in Mexico that features eight stages in a Consultant’s development: Natura Consultant, Entrepreneurial Natura Consultant, Natura Developer 1 and 2, Natura Transformer 1 and 2, Natura Inspirer and Natura Associate. To rise up through the various stages, consultants must fulfill certain based on sales volume, attracting new Consultants and (unlike the models adopted in other countries) personal development and social and environmental relationships in the community.

Target Market: Refers to the market share data published by SIPATESP/ABIHPEC. Considers only the segments in which Natura operates. Excludes diapers, oral hygiene products, hair dyes, nail polish, feminine hygiene products as well as other products.

TBS: The Body Shop.

UOI: Underlying Operating Income.

9.	Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "desire" and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881

ri@natura.net

Item 2

Material Fact and Notice to Shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 7, 2020, regarding a private capital increase and update of guidance.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97 NIRE 35.300.531.582	NATURA COSMÉTICOS S.A. Publicly-Held Company CNPJ/ME No. 71.673.990/0001-77 NIRE 35.300.143.183

MATERIAL FACT AND NOTICE TO SHAREHOLDERS

Private Capital Increase and Update of Guidance

Natura &Co Holding S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”) and Natura Cosméticos S.A. (“Natura Cosméticos”), pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and the rules set out by the Brazilian Securities Commission (“CVM”), specially CVM Ruling No. 358 of January 3, 2002, as amended, hereby inform its shareholders and the market in general the following:

I. PRIVATE CAPITAL INCREASE

On this date, in a meeting of the Company’s Board of Directors, an increase in the Company’s share capital was approved, in the amount of, at least one billion Reais (R$1,000,000,000.00) and at most two billion Reais (R$2,000,000,000.00), by means of issuance of common shares, all registered, book-entry and without par value a (“Shares”) for private subscription, within the Company’s authorized capital limit (“Capital Increase”).

To ensure the subscription of a minimum amount of one billion Reais (R$1,000,000,000.00),some of the controlling shareholders of the Company have agreed with the Company to take part in the Capital Increase with a total investment of, at least, five hundred and eight million, ninety-five thousand and seven hundred and twelve Reais (R$508,095,712.00), via subscription and payment of Shares resulting from the exercise of part of their subscription rights, and certain financial investors (“Investors”) have made a firm commitment to subscribe and pay for Shares in the total amount of four hundred million, nine hundred and four thousand and two hundred and eighty–eight Reais (R$491,904,288.00), subject to the terms and conditions set forth in subscription agreements entered into with such Investors. In order to allow the subscription by the Investors, some of the controlling shareholders of the Company will assign to the Investors part of their Shares’ subscription rights, related to a total of eleven million, two hundred and sixty-one thousand and six hundred and twenty seven (11,261,627) Shares.

The Capital Increase as well as the related rights offering does not constitute a public offering in Brazil or elsewhere and have not been and will not be registered with the Brazilian Securities Commission (CVM) under Brazilian Law No. 6385 of 1976 (Securities Market Law) or under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any other U.S. federal and state securities laws, and the Shares (and related rights) may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are exempt from registration under the Securities Act.

This material fact notice is disclosed for informative purpose only and shall not, in any circumstances, be construed as an investment recommendation. This material fact notice does not constitute an offer to sell or the solicitation of an offer to buy the constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Each holder exercising rights and acquiring shares in the capital increase will be deemed to have represented and agreed that it is either (A) not a U.S. person with the meaning of Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) or (A) a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act.  You understand and acknowledge that neither the rights nor any shares issuable upon exercise of the rights have been or will be registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States.

If you would like to receive a free translation of the full Portuguese-language fato relevante e aviso aos acionistas and are able to certify that you are a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act) to the reasonable satisfaction of the Natura &Co, please contact Natura &Co’s Investor Relations Department, by e-mail rightsinformation@natura.net.

II. Update on operational synergies of Natura &Co

Natura &Co informs its shareholders and the market of the update of the projected synergies arising from the business combination involving Natura &Co and Avon Products, Inc (“Avon”), completed on January 3, 2020.

In this respect, Natura &Co informs that it expects to gradually realize, during the period from 2020 to 2024, operational synergies estimated in the range of US$ 300 million to US$ 400 million (using a foreign exchange rate of US$1/R$5 and on annual recurring basis), rather than the amounts previously estimated in the range of US$ 200 million and US$ 300 million, from 2020 to 2023 (pre-tax, using a foreign exchange rate of US$1/R$3.87). These estimates do not consider the one-time costs for the achievement of the initiatives related to such synergies, which are estimated by Natura &Co to be approximately US$ 190 million in the fiscal years of 2020 to 2024.

The expected realization of the synergies assumes that Natura &Co will be able to successfully implement the following initiatives, among others:

•	Sourcing: optimization of purchases of raw materials, catalogs, freight services, storage, advertising, as well as administrative functions. These activities are expected to account for synergy gains between US$ 85 million to US$ 115 million;

•	Manufacturing and distribution: optimization of the distribution centers networks, reducing the complexity of our factory structure and consolidating transportation activities, improving service levels for Natura’s consultants and Avon resellers. These functions are expected to account for synergy gains between US$ 50 million and US$ 75 million;

•	Administrative expenses: integration of areas such as information technology, data center, administrative functions in general, among others. These activities are expected to account for synergy gains between US$ 75 million and US$ 90 million; and

•	Natura &Co Latam Revenues: realization of revenue synergies related to Natura &Co in the range of US$ 90 million to US$ 120 million.

III. SUSPENSION OF GUIDANCE OF NATURA COSMÉTICOS

Natura Cosméticos informs the market in general of the suspension of guidance with respect to the following: (a) consolidated EBITDA, for the fiscal year to be ended on December 31, 2022, of, at least, R$3.1 billion; and (b) Net consolidated revenue, for the fiscal year to be ended on December 31, 2022, of at least R$ 17.2 billion.

The management of Natura Cosméticos opted to suspend the aforementioned guidance due to (a) the consolidation Avon Products, Inc., which has resulted in a different structure for its business and operations; and (b) the insufficient visibility of the COVID-19 pandemic effects and potential impacts on the business of Natura Cosméticos. New guidance may be provided in due course, once there is more visibility and to the extent the management finds it appropriate.

Other guidance of Natura Cosméticos, including the respective assumptions, projected periods and expiry dates, remain the same, as provided below:

EBITDA and EBITDA margin of The Body Shop, Inc. (Estimates)

EBITDA of US$ 110 to US$ 115 million and EBITDA margin between 10% and 11% for the fiscal year ended December 31, 2019; and

• EBITDA of US$ 165 million and US$ 181 million and EBITDA margin between 12% and 14% for the fiscal year ended December 31, 2022.

Natura Cosméticos’ consolidated net debt: (Estimates)

• Consolidated net debt of the Natura Cosméticos: net debt of 1.4 times the EBITDA calculated for the 12 (twelve) prior months period on December 31, 2021.

The forward-looking information of Natura &Co and Natura Cosméticos presented herein are merely estimates of the managements of Natura &Co and Natura Cosméticos, are subject to risks and uncertainties and do not, in any way, represent guarantee of performance. In the event of a material change in these factors, the guidance will be reviewed. Information on business prospects, projections and financial targets are merely forecasts, based on managements' current expectations regarding the future of Natura &Co and Natura Cosméticos and its subsidiaries. These expectations depend on market conditions and the macroeconomic environment in Brazil and other countries and sectors in which Natura Cosméticos operates. Any change in perception or in the factors described above may result in figures different from those set forth in the guidance presented.

Natura &Co and Natura Cosméticos will file in due course new versions of their Reference Forms (Formulários de Referência) in order to update of Section 11 with the new information on projections.

São Paulo, May 7, 2020.

NATURA &CO HOLDING S.A. Viviane Behar de Castro Investor Relations Officer	NATURA COSMÉTICOS S.A. João Paulo Brotto Ferreira Chief Executive, Financial and Investor Relations Officer